UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For the Period Ended: March 31, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Yerbaé Brands Corp.
Full Name of Registrant

Former Name, if Applicable

18801 N Thompson Peak Pkwy, Suite 380

Address of Principal Executive Office (Street and Number)

Scottsdale AZ, 85255

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed by the Registrant, including in its current report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on January 8, 2025, the Registrant entered into an arrangement agreement dated as of January 7, 2025 with Safety Shot, Inc., a Delaware corporation (“Safety Shot”), pursuant to which Safety Shot will acquire all of the issued and outstanding common shares of Yerbaé pursuant to a plan of arrangement under the arrangement provisions of Part 9, Division 5 of the Business Corporations Act (British Columbia) (the “Transaction”), with the Registrant surviving the Transaction as a wholly owned subsidiary of Safety Shot.

Accordingly, the Registrant continues to work towards the consummation of the Transaction, which included the preparation of a joint proxy statement/management information circular pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Joint Proxy Statement/Circular”) and related filing and has also been engaged in continuing discussions concerning potential funding of the Registrant by Safety Shot in connection with the Transaction. The preparation of the Form 10-Q, together with the processes involved in negotiating and filing the Joint Proxy Statement/Circular in connection with the Transaction and ongoing financing discussions with Safety Shot, required significant resources from the Registrant’s management, financial, accounting and administrative personnel. As a result, the Registrant is unable to complete and file the Form 10-Q by the prescribed due date without unreasonable effort and expense.

The Registrant is working diligently to complete its financial statements and related disclosures and in accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Registrant anticipates that it will file its Form 10-Q for the quarter ended March 31, 2025 no later than the fifth calendar day following the prescribed due date.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Todd Gibson	815	592-2292
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all or other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Astra Space, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	May 15, 2025	By:	/s/ Todd Gibson
Todd Gibson
Chief Executive Officer